Christian O. Nagler, P.C. To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

January 30, 2025

VIA EDGAR

Ms. Kate Tillan
Mr. Mark Brunhofer
Ms. Sonia Bednarowski
Mr. J. Nolan McWilliams

Office of Crypto Assets
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Webull Corporation (CIK No. 0001866364) Response to the Staff’s Comments on Amendment No. 3 to Registration Statement on Form F-4 Filed January 16, 2025 File No. 333-283635

Dear Ms. Tillan, Mr. Brunhofer, Ms. Bednarowski and Mr. McWilliams:

On behalf of our client, Webull Corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 23, 2025 on the Company’s Amendment No. 3 to Registration Statement on Form F-4 filed on January 16, 2025 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Statements about the Company or otherwise regarding actions or acknowledgments of the Company are based on representations from the Company.

Concurrently with the submission of this letter, the Company is filing its Amendment No. 4 to Registration Statement on Form F-4 (the “Revised Registration Statement”) via EDGAR with the Commission for review. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Registration Statement.

Austin     Bay Area     Beijing     Boston     Brussels     Chicago     Dallas     Hong Kong     Houston     London     Los Angeles     Miami     Munich     Paris     Riyadh     Salt Lake City     Shanghai     Washington, D.C.

Division of Corporation Finance

Securities and Exchange Commission

January 30, 2025

Amendment No. 3 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Corporate History and Structure of Webull, page 1

1.	Refer to your response to our prior comment 3. Please summarize on page 1 your recent restructuring initiatives and balance this section by summarizing the risks you are subject to from your historical operations.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 1 and 2 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 240

2.	We note your response to prior comment 8. In Note AA, you disclose that you excluded from the dividend the value of the Incentive Warrants to be issued to certain Webull preferred shareholders because the inputs to the methodology to be used for determining the fair value of the Incentive Warrants are not known or knowable until consummation of the transaction. Please revise to provide an estimate of the dividend based on current information and disclose the most recent practicable date on which the computation was made as stipulated in Rule 11-02(a)(6)(i)(A) of Regulation S-X. You may clarify that the value may be different based on the inputs on the actual date of issuance. Otherwise, explain to us why it is not possible to provide an estimate.

In response to the Staff’s comment, the Company has included the estimated fair value of the Incentive Warrants within the aggregate dividend amount presented in the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2023 on page 238 of the Revised Registration Statement. Furthermore, the Company has revised footnote “AA” in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information on page 243 of the Revised Registration Statement to include the date on which the fair value of the Incentive Warrants was estimated.

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Division of Corporation Finance

Securities and Exchange Commission

January 30, 2025

If you have any questions regarding the Company’s responses, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660.

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler, P.C.
Christian O. Nagler, P.C.

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation

Benjamin James, Esq., General Counsel, Webull Corporation

Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation

Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati

Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati

Cionie Lopez, Partner, KPMG LLP

Fatema Raza, Partner, WithumSmith+Brown, PC